Exhibit 99.1

New Frontier Health Corporation Announces Shareholders’ Approval of Merger Agreement and Warrantholders’ Approval of Warrant Amendment

BEIJING, China – January 7, 2022 – New Frontier Health Corporation (“NFH” or the “Company”) (NYSE: NFH), operator of the premium healthcare services provider United Family Healthcare, today announced that, at an extraordinary general meeting (the “EGM”) held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger, dated as of August 4, 2021 (the “Merger Agreement”), among the Company, Unicorn II Holdings Limited (“HoldCo”), Unicorn II Parent Limited (“Parent”) and Unicorn II Merger Sub Limited (“Merger Sub”), pursuant to which, Merger Sub will be merged with and into the Company with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), the plan of merger (the “Plan of Merger”) required to be filed with the Registrar of Companies of the Cayman Islands, and the transactions contemplated thereby, including the Merger.

Approximately 78.27% of the Company’s total ordinary shares outstanding as of the close of business in the Cayman Islands on the record date of December 6, 2021 voted in person or by proxy at the EGM. Of the ordinary shares voted at the EGM, approximately 99.85% voted in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger. The Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, were therefore duly authorized and approved by way of special resolutions as required by, and in compliance with, the Companies Act of the Cayman Islands (the “Companies Act”).

The Company also announced today that it has obtained sufficient consents from warrantholders of the Company to effect the Warrant Amendment (as defined in the Merger Agreement) in connection with the Merger. As of 10:00 a.m. (Beijing time) on January 6, 2022, the warrantholder consent deadline, holders of approximately 95.60% of the outstanding Public Warrants and Forward Purchase Warrants (each as defined in the Merger Agreement) and 100% of the outstanding Private Placement Warrants (as defined in the Merger Agreement) had granted and not revoked their consents for the Warrant Amendment. Upon receipt of such consents, the Company executed the Warrant Amendment with Continental Stock Transfer & Trust Company, the warrant agent.

The completion of the Merger is subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement. One of the conditions to the obligations of HoldCo, Parent and Merger Sub to consummate the Merger is that holders of no more than 10% of the total issued and outstanding shares of the Company immediately prior to the effective time of the Merger have validly served and not withdrawn a written notice of objection under Section 238(2) of the Companies Act. Prior to the vote being taken at the EGM, the Company had received notices of objection from certain shareholders that in the aggregate hold more than 10% of the total issued and outstanding shares of the Company and such notices have not been withdrawn as of today. Therefore, this closing condition has not been satisfied and HoldCo, Parent and Merger Sub are not obligated to proceed with the consummation of the Merger unless HoldCo elects to waive this closing condition or a sufficient number of notices of objection are withdrawn such that this closing condition becomes satisfied.

If consummated, the Merger would result in the Company becoming a privately held company and its ordinary shares and warrants would no longer be listed on the New York Stock Exchange. In addition, the Company’s ordinary shares and warrants would cease to be registered under Section 12 of the Securities Exchange Act of 1934 following the consummation of the Merger.

About New Frontier Health Corporation

New Frontier Health Corporation (NYSE: NFH) is the operator of United Family Healthcare (UFH), a leading private healthcare provider offering comprehensive premium healthcare services in China through a network of private hospitals and affiliated ambulatory clinics. UFH currently has nine hospitals in operation or under construction in all four tier 1 cities and selected tier 2 cities. Additional information may be found at www.nfh.com.cn.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement and the Merger discussed in the Schedule 13E-3 transaction statement and the proxy and consent solicitation statement filed by the Company and certain other filing persons with the SEC. These forward-looking statements are not guarantees of future results and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NFH’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. NFH undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Investors
Arthur, Yue Chen
Tel: +86-150-0500-3258
Email: arthur@new-frontier.com

ICR, LLC
William Zima
Tel: +1-203-682-8200
Email: bill.zima@icrinc.com

Media
Wenjing Liu
Tel: +86-10-5927-7342
Email: liu.wenjing@ufh.com.cn

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